SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 7)(1)

                         QUERYOBJECT SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  74833H 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 July 14, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 2 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                       5,155,456(1) shares
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8    SHARED VOTING POWER

                                   439,948(2) shares
                ----------------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                                   5,155,456(1) shares
                ----------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                   439,948(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      5,595,404(1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         48.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock held by Wheatley Partners, L.P.

(2) Includes (i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock held by Wheatley Foreign Partners, L.P., of which Wheatley Partners, L.P. disclaims beneficial ownership.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 3 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Barry Rubenstein
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      PF, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     432,291(1) shares
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8     SHARED VOTING POWER

                                 6,776,049(2) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                                 432,291(1) shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                                 6,776,049(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      7,208,340 (1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           56.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 107,290 shares of Common Stock issuable upon exercise of options, (ii) 125,000 shares of Common Stock issuable upon exercise of warrants and (iii) 200,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by Mr. Rubenstein.

(2) Includes (a) 3,125 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners, (b)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Woodland Venture Fund, (c)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 4 of 22 Pages
------------------------------------         -----------------------------------

         Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Seneca Ventures, (d)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Partners, L.P., (e)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign Partners, L.P., and (f) 333,333 shares of Common Stock issuable upon exercise of options held by Rev-Wood Merchant Partners. Mr. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Venture Fund, Seneca Ventures, Wheatley Partners, L.P., Wheatley Foreign Partners, L.P. and Rev-Wood Merchant Partners, except to the extent of his respective equity interest therein.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 5 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Irwin Lieber
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                        106,250 (1) shares
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8       SHARED VOTING POWER

                                    5,595,404(2) shares
                ----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                    106,250(1) shares
                ----------------------------------------------------------------
                 10        SHARED DISPOSITIVE POWER

                                    5,595,404(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      5,701,654(1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          49.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 106,250 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(2) Includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 6 of 22 Pages
------------------------------------         -----------------------------------




         Wheatley Partners, L.P., and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign Partners, L.P., of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 7 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1           NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         Seth Lieber
--------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3           SEC USE ONLY

--------------------------------------------------------------------------------
     4           SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                           2,084(1) shares
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                     8       SHARED VOTING POWER

                                   5,595,404(2) shares
                 ---------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                                       2,084(1) shares
                 ---------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                   5,595,404(2) shares
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                       5,597,488(1)(2) shares
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       48.8%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 2,084 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(2) Includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 8 of 22 Pages
------------------------------------         -----------------------------------

         Wheatley Partners, L.P., and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign Partners, L.P., of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 9 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Jonathan Lieber
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                          2,084(1) shares
  OWNED BY
    EACH
 REPORTING       ---------------------------------------------------------------
PERSON WITH
                   8        SHARED VOTING POWER

                                      5,595,404(2) shares
                 ---------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                      2,084(1) shares
                 ---------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                      5,595,404(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      5,597,488(1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.8%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 2,084 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(2) Includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 10 of 22 Pages
------------------------------------         -----------------------------------



         Wheatley Partners, L.P., and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign Partners, L.P., of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 11 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                           439,948(1) shares
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8         SHARED VOTING POWER

                                    5,155,456(2) shares
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                      439,948(1) shares
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                    5,155,456(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      5,595,404(1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Includes (i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock held by Wheatley Foreign Partners, L.P.
(2) Includes (i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock is held by Wheatley

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 12 of 22 Pages
------------------------------------         -----------------------------------








         Partners, L.P., of which Wheatley Foreign Partners, L.P. disclaims beneficial ownership.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 13 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Seneca Ventures
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      336,106(1) shares
  OWNED BY
    EACH
 REPORTING       ---------------------------------------------------------------
PERSON WITH
                   8        SHARED VOTING POWER

                                 0 shares
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                 336,106(1) shares
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      336,106(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by Seneca Ventures.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 14 of 22 Pages
------------------------------------         -----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Woodland Venture Fund
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      349,600(1) shares
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  0 shares
               -----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  349,600(1) shares
               -----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  0 shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      349,600(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by Woodland Venture Fund.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 15 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Woodland Partners
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      161,606(1) shares
  OWNED BY
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH
                   8        SHARED VOTING POWER

                                  0 shares
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  161,606(1) shares
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  0 shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      161,606(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 3,125 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 16 of 22 Pages
------------------------------------         -----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rev-Wood Merchant Partners
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      333,333(1) shares
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  0
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  333,333(1) shares
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  0
                ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      333,333(1) shares
                ----------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.9%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 333,333 shares of Common Stock issuable upon exercise of options held by Rev-Wood Merchant Partners.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 17 of 22 Pages
------------------------------------         -----------------------------------


                  The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.


                  Item 3 is amended to include the following:

Item 3.  Source and Amount of Funds or Other Consideration.

                  On July 14, 1999, Wheatley and Wheatley Foreign acquired in a private placement transaction (the "Series C Offering") (i) shares of Series C Convertible Preferred Stock, $.001 par value per share ("Series C Preferred Stock"), that are immediately convertible into 533,333 and 46,377 shares of Common Stock, respectively, and (ii) warrants to purchase shares of Common Stock that are immediately exercisable for 460,000 and 40,000 shares of Common Stock, respectively. The purchase price of these securities was $460,000 and $40,000 respectively. Wheatley and Wheatley Foreign acquired these securities with their respective working capital and other funds.


                  Items 5(a) and (b) are hereby amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The following table sets forth the aggregate number and percentage (based on 6,492,985 shares of Common Stock outstanding as of April 30, 1999, as reported by the Issuer in its Form 10Q for the period ended March 31, 1999) of Common Stock beneficially owned by each Reporting Person named in
Item 2 of Schedule 13D.


                                                                              Percentage of
                                            Shares of Common                Shares of Common
                                                 Stock                            Stock
Name                                       Beneficially Owned              Beneficially Owned
----                                       ------------------              ------------------
Wheatley Partners, L.P.(1)                      5,595,404                        48.7%
Barry Rubenstein(2)                             7,208,340                        56.1%
Irwin Lieber(3)                                 5,701,654                        49.2%
Barry Fingerhut(4)                              5,595,404                        48.7%
Wheatley Partners, LLC(4)                       5,595,404                        48.7%
Seth Lieber(4)(5)                               5,597,488                        48.8%
Jonathan Lieber(4)(5)                           5,597,488                        48.8%
Wheatley Management Ltd.(6)                       439,948                         6.4%
Wheatley Foreign Partners, L.P.(7)              5,595,404                        48.7%
Seneca Ventures(8)                                336,106                         5.0%
Woodland Venture Fund(9)                          349,600                         5.1%
Woodland Partners(10)                             161,606                         2.5%
Rev-Wood Merchant Partners(11)                    333,333                         4.9%
Marilyn Rubenstein(12)                            847,312                        12.0%
Woodland Services Corp.(13)                       685,706                         9.7%

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 18 of 22 Pages
------------------------------------         -----------------------------------

---------------------

(1) Includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Partners, LP ("Wheatley"), and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and
         (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign Partners, LP ("Wheatley Foreign"). Wheatley disclaims beneficial ownership of the securities held by Wheatley Foreign.

(2) Includes (i) 107,290 shares of Common Stock issuable upon exercise of options, (ii) 125,000 shares of Common Stock issuable upon exercise of warrants and (iii) 200,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by Mr. Rubenstein. Also includes (a) 3,125 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners, (b)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Woodland Venture Fund ("Woodland Fund"), (c)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Seneca Ventures ("Seneca"), (d)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley, (e)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign, and (f) 333,333 shares of Common Stock issuable upon exercise of options held by Rev-Wood Merchant Partners ("Rev- Wood"). Mr. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Fund, Seneca, Wheatley, Wheatley Foreign and Rev-Wood, except to the extent of his respective equity interest therein.

(3) Includes 106,250 shares of Common Stock issuable upon exercise of options held by Mr. Lieber. Also includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 19 of 22 Pages
------------------------------------         -----------------------------------


         shares of Series A & Series C Preferred Stock, all of which are held by Wheatley, and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign, of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

(4) Includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley, and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign. The
         Reporting Person disclaims beneficial ownership of these securities except to the extent of his or its equity respective ownership in Wheatley and/or Wheatley Foreign.

(5) Includes 2,084 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(6) Includes (i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock held by Wheatley Foreign, of which Wheatley Management disclaims beneficial ownership, except to the extent of its equity interest therein.

(7) Includes (a)(i) 1,845,879 shares of Common Stock issuable upon exercise of warrants and (ii) 2,741,333 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley, and (b)(i) 160,371 shares of Common Stock issuable upon exercise of warrants and (ii) 238,377 shares of Common Stock issuable upon conversion of shares of Series A & Series C Preferred Stock, all of which are held by Wheatley Foreign. Wheatley Foreign disclaims beneficial ownership of the securities held by Wheatley.

(8) Includes (i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, held by Seneca.

(9) Includes (i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, held by Woodland Fund.

(10) Includes 3,125 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners.

(11) Consists of 333,333 shares of Common Stock issuable upon exercise of options held by Rev-Wood.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 20 of 22 Pages
------------------------------------         -----------------------------------

(12) Includes (a) 3,125 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners, (b)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Woodland Fund, and (c)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Seneca. Mrs. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Fund and Seneca, except to the extent of her respective equity interest therein. Does not include securities held by Barry Rubenstein, the husband of Marilyn Rubenstein.

(13) Includes (a)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Woodland Fund, and (b)(i) 115,625 shares of Common Stock issuable upon exercise of warrants, (ii) 100,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (iii) 80,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, all of which are held by Seneca, of which Woodland Services Corp. disclaims beneficial ownership, except to the extent of its respective equity ownership therein.

                  (b) Wheatley has sole power to vote and dispose of 5,155,456 shares of Common Stock, representing approximately 46.5% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 439,948 shares of Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock.

                  By virtue of being the general partner of Wheatley and a general partner of Wheatley Foreign, Wheatley Partners LLC ("Wheatley LLC") may be deemed to have shared power to vote and dispose of 5,595,404 shares of Common Stock, representing approximately 48.7% of the outstanding shares of Common Stock.

                  Seth Lieber and Jonathan Lieber each have sole power to vote and dispose of 2,084 shares of Common Stock upon the exercise of options, each representing less than 1% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC, each of Seth Lieber and Jonathan Lieber may be deemed to have shared power to vote and dispose of 5,595,404 shares of Common Stock, representing approximately 48.7% of the outstanding shares of Common Stock.

                  Barry Rubenstein has sole power to vote and dispose of 432,291 shares of Common Stock upon the exercise of options and warrants, representing approximately 6.2% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC and a general partner of Seneca, Woodland Partners, Woodland Fund and Rev-Wood, Mr. Rubenstein may be deemed to have shared power to vote and dispose of 6,776,049 shares of Common Stock, representing approximately 54.6% of the outstanding shares of Common Stock.

                  Irwin Lieber has sole power to vote and dispose of 106,250 shares of Common Stock upon the exercise of options, representing approximately 1.6% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 5,595,404 shares of Common Stock, representing approximately 48.7% of the outstanding shares of Common Stock.

                  By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 5,595,404 shares of Common Stock, representing approximately 48.7% of the outstanding shares of Common Stock.

                  Wheatley Foreign has sole power to vote and dispose of 439,948 shares of Common Stock representing approximately 6.4% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 5,155,456 shares of Common Stock, representing approximately 46.5% of the outstanding shares of Common Stock.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 21 of 22 Pages
------------------------------------         -----------------------------------

                  By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 439,948 shares of Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock.

                  Seneca has sole power to vote and dispose of 336,106 shares of Common Stock representing approximately 5.0% of the outstanding shares of Common Stock.

                  Woodland Fund has sole power to vote and dispose of 349,600 shares of Common Stock representing approximately 5.1% of the outstanding shares of Common Stock.

                  Woodland Partners has sole power to vote and dispose of 161,606 shares of Common Stock representing 2.5% of the outstanding shares of Common Stock.

                  Rev-Wood has sole power to vote and dispose of 333,333 shares of Common Stock representing 4.9% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Woodland Partners and an officer of Woodland Services Corp., which is a general partner of Seneca and Woodland Fund, Marilyn Rubenstein may be deemed to have shared power to vote and dispose of 847,312 shares of Common Stock, representing approximately 12.0% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Seneca and Woodland Fund, Woodland Services Corp. may be deemed to have shared power to vote and dispose of 685,706 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock.

                  Item 5(c) is supplemented as follows:

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D effected since the filing of Amendment No. 6 to the Schedule 13D.

                                                 Number of
                                Purchase/         Shares
                               Acquisition      Purchased/       Purchase
Name of Stockholder               Date           Acquired          Price
-------------------               ----           --------          -----
Series C Preferred Stock
Wheatley Partners, L.P.         07/14/99         993,333(1)      100,000.00
                                                                     (2)
Wheatley Foreign Partners,      07/14/99          86,377(1)      100,000.00
L.P.                                                                 (2)

(1) Represents shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and upon exercise of warrants to purchase shares of Common Stock.

(2) Represents the per unit purchase price, exclusive of the warrant exercise price. Each unit was comprised of (i) 100 shares of Series C Preferred Stock (convertible into 1,159.42 shares of Common Stock) and
         (ii) warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.8625 per share.

         The securities set forth in the table above were purchased in private placement transactions from the Issuer.

------------------------------------         -----------------------------------
CUSIP No. 74833H 10 0                  13D          Page 22 of 22 Pages
------------------------------------         -----------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 1999                    WHEATLEY PARTNERS, L.P.
                                         By: Wheatley Partners, LLC,
                                             the General Partner

                                         By: /s/ Irwin Lieber
                                             --------------------------------
                                             Irwin Lieber, President


                                            /s/ Barry Rubenstein
                                         ------------------------------------
                                             Barry Rubenstein


                                            /s/ Irwin Lieber
                                         ------------------------------------
                                            Irwin Lieber


                                            /s/ Seth Lieber
                                         ------------------------------------
                                            Seth Lieber


                                            /s/ Jonathan Lieber
                                         ------------------------------------
                                            Jonathan Lieber


                                         WHEATLEY FOREIGN PARTNERS, L.P.
                                         By: Wheatley Partners, LLC, a General
                                             Partner

                                         By: /s/ Irwin Lieber
                                             --------------------------------
                                             Irwin Lieber, President


                                         SENECA VENTURES


                                         By: /s/ Barry Rubenstein
                                             -------------------------------
                                             Barry Rubenstein, a General Partner


                                         WOODLAND PARTNERS


                                         By: /s/ Barry Rubenstein
                                             -------------------------------
                                             Barry Rubenstein, a General Partner


                                         WOODLAND VENTURE FUND

                                         By: /s/ Barry Rubenstein
                                             -------------------------------
                                             Barry Rubenstein, a General Partner


                                         REV-WOOD MERCHANT PARTNERS

                                         By: /s/ Barry Rubenstein
                                             --------------------------------
                                             Barry Rubenstein, a General Partner